Prudential Investment Portfolios 9
Prudential World Fund, Inc.
Prudential Investment Portfolios 16
655 Broad Street
Newark, New Jersey 07102

December 23, 2016

VIA EDGAR SUBMISSION

Ms. Kathryn Hinke

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios 9:
Post-Effective Amendment No. 55 to the Registration Statement under the Securities Act of 1933; Amendment No. 56 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-66895

Investment Company Act No. 811-09101

Prudential World Fund, Inc.:
Post-Effective Amendment No. 98 to the Registration Statement under the Securities Act of 1933; Amendment No. 99 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 002-89725

Investment Company Act No. 811- 03981

Prudential Investment Portfolios 16:
Post-Effective Amendment No. 40 to the Registration Statement under the Securities Act of 1933; Amendment No. 40 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-60561

Investment Company Act No. 811- 08915

Dear Ms. Hinke:

We filed through EDGAR on October 20, 2016 on behalf of each of the above-named investment companies (each, a “Registrant,” and collectively, the “Registrants”), the above-referenced Post-Effective Amendments to the Registration Statements under the Securities Act of 1933 Act (the “1933 Act”) and under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendments”). The Amendments were filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares, known as Class Q, to certain of the series of each Registrant, as set forth below:

Registrant	Series/Fund
Prudential Investment Portfolios 9	Prudential Large-Cap Core Equity Fund
Prudential Real Estate Income Fund

Prudential World Fund, Inc.	Prudential QMA International Equity Fund
Prudential Jennison Global Infrastructure Fund

Prudential Investment Portfolios 16	Prudential QMA Defensive Equity Fund
Prudential Income Builder Fund

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on December 5, 2016, with respect to the Amendments. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please confirm that all blanks and/or incomplete information will be supplied and included in each Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in each Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrants’ responses thereto as a Correspondence submission on EDGAR prior to the effectiveness of the Amendments.

Response: The staff’s comments and the Registrants’ responses thereto, will be submitted and filed on EDGAR as Correspondence prior to the effectiveness of the Amendments.

3. Comment: Please update the EDGAR Series and Class ID’s to reflect that Class Q shares have been added as a new class of shares for each Registrant and its series, as applicable.

Response: The EDGAR Series and Class ID’s will be updated to reflect that Class Q shares have been added as a new class of shares for each Registrant and its series, as applicable.

COMMENTS APPLICABLE TO ALL FUNDS:

4. Comment: Please confirm that the “Legal Proceedings” discussion, which appears in the section of each Prospectus entitled “How the Fund is Managed,” has been updated to reflect any updates to the lawsuit, or any additional relevant proceedings in the lawsuit.

Response: We believe that the “Legal Proceedings” discussion that appears in each Prospectus appropriately discloses the pending litigation and its current status.

5. Comment: Please confirm that the financial highlights included in each Prospectus will be updated to reflect and incorporate current financial information.

Response: We hereby confirm that the financial highlights included in each Prospectus will be updated to reflect and incorporate current financial information.

6. Comment: In each Prospectus, in the section entitled “How Financial Intermediaries Are Compensated for Selling Fund Shares,” where the parenthetical “(if applicable”) appears next to Class Q, please remove the parenthetical, since Class Q is being added as a new share class for each fund.

Response: In response to this comment, the parenthetical “(if applicable)” has been removed from the section entitled “How Financial Intermediaries Are Compensated for Selling Fund Shares.

7. Comment: For each Fund except Prudential Income Builder Fund, please explain why the table of “Annual Fund Operating Expenses” in the Prospectus does not include a table row disclosing acquired fund fees and expenses.

Response: The table of “Annual Fund Operating Expenses” in the Prospectus for each Fund other than Prudential Income Builder Fund does not include a table row disclosing acquired fund fees and expenses because the acquired fund fees and expenses, if any, constitute 0.01% or less of each Fund’s average net assets. Pursuant to Form N-1A, Instruction 3(f)(i) to Item 3, acquired fund fees and expenses incurred indirectly by a Fund may be included in “other expenses” when the acquired fund fees and expenses constitute 0.01% or less of a Fund’s net assets.

8. Comment: For each Fund where portfolio turnover is greater than 100%, turnover should be disclosed in the Prospectus as a principal risk.

Response: Upon review, we do not believe that portfolio turnover is a principal risk for the Funds. With respect to the most recently completed fiscal year, only two of the Funds—Prudential Real Estate Income Fund and Prudential QMA International Equity Fund-- have turnover over 100%, and for these two funds the turnover rate was only slightly above 100%. For the prior fiscal year, Prudential Real Estate Income Fund’s turnover rate was below 100%, and the turnover rate for Prudential QMA International Equity Fund was lower as well.

9. Comment: Confirm that all non-principal strategies are included in each Statement of Additional Information (SAI), and that all such non-principal strategies are not also duplicated in each Prospectus, unless needed to make the Prospectus more understandable.

Response: We hereby confirm that all non-principal strategies are included in each SAI, and that there has been no duplication with respect to each Prospectus, unless needed to make the Prospectus more understandable.

10. Comment: Please submit Powers of Attorney (POAs) that specifically relate to each filing, as is required pursuant to Rule 483(b) under the 1933 Act.

Response: In response to this comment, each Registrant will utilize and exhibit with each Amendment a POA which specifically identifies each Registrant.

COMMENTS APPLICABLE TO PRUDENTIAL REAL ESTATE INCOME FUND:

11. Comment: In the Prospectus, footnote 2 which appears under the “Annual Fund Operating Expenses” table, lists a variety of expenses which are not subject to the contractual expense cap. Please specify all expenses which are not subject to the cap.

Response: In response to this comment footnote 2 has been revised to more clearly identify and list the expenses which are not subject to the expense cap.

12. Comment: In the SAI (page 24), with respect to the Fund’s fundamental investment policy on concentration, please note that privately issued mortgage-backed securities (MBS) should be included for purposes of the Fund’s stated policy to concentrate its investments in real estate securities, including REITs. In this regard, please refer to Black Rock Multi-Sector Income Trust (July 8, 2013).

Response: The Registrant respectfully submits that the above-referenced fundamental investment policy may only be changed by shareholder vote. The Registrant will keep the staff’s position in mind with respect to possible future changes to the investment policy that may be submitted to shareholders in the future. The Registrant further notes that as of October 31, 2016, its most recently completed fiscal year, the Fund did not invest in MBS.

COMMENTS APPLICABLE TO PRUDENTIAL QMA DEFENSIVE EQUITY FUND:

13. Comment: Please add small-cap company risk and medium-cap company principal risk disclosures to the Prospectus, if appropriate, since the Fund may invest in securities of any market capitalization.

Response: In response to this comment, the risks of investing in small and medium sized companies have been disclosed in the Prospectus as principal risks of the Fund.

14. Comment: The Prospectus disclosure pertaining to derivatives risk should include discussion explaining the regulation of derivatives. Please refer to the derivatives risk disclosure which appears in the Prospectus for Prudential Income Builder Fund, as an example.

Response: The existing disclosure pertaining to derivatives risk includes this discussion. The disclosure provides, in pertinent part, that “[t]he US Government and foreign governments are in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make derivatives more costly, limit their availability or utility, or otherwise adversely affect their performance or disrupt markets. In December 2015 the SEC proposed a new rule that would change the regulation of the use of derivatives by regulated investment companies. If adopted as proposed, the rule could require changes to the Fund’s use of derivatives.”

15. Comment: The Prospectus (page 9) states that the Fund may invest in foreign equity securities, including securities from emerging markets. Please include disclosure explaining the method(s) used to determine if a country is an emerging market.

Response: Although the Fund may invest in emerging markets, the Fund does not invest a material portion of its assets in emerging markets securities. Accordingly, we believe that the Fund’s SAI is the appropriate document in which to provide this disclosure. We would note that the Fund’s SAI discloses that the Fund considers emerging markets to be “…any country that the World Bank, the International Finance Corporation, the United Nations or its authorities have determined to have a low or middle income economy.”

COMMENTS APPLICABLE TO PRUDENTIAL INCOME BUILDER FUND:

16. Comment: If applicable, please include disclosure stating that the Fund’s investment objective may be changed without shareholder approval.

Response: The Fund’s investment objective is non-fundamental. Corresponding disclosure has been included in the Fund’s Prospectus.

17. Comment: The Prospectus and SAI both include disclosure indicating that the Fund may invest in master limited partnerships (MLPs). Please confirm whether or not the Fund is investing in MLPs, and if so, include current income expense and deferred income expense as line items in the Fund’s fee table.

The MLP discussion should include disclosure explaining the risks of MLPs associated with the energy sectors.

With respect to MLPs, if the Fund retains an investment where the basis of the investment becomes zero, please note that distributions will be taxable to the Fund at ordinary rates.

With respect to MLPs, please disclose that shareholders may receive a corrected Form 1099.

With respect to MLPs, please confirm, and if applicable, disclose, that the Fund’s MLP investments include general partner interests in the MLPs.

Response: As of the Fund’s most recently completed fiscal year (October 31, 2016), the Prudential Income Builder Fund did not hold any MLP interests, although the Fund did hold common stocks issued by MLPs. The Registrant will keep the staff’s comments with respect to MLPs in mind for future filings for this Fund.

18. Comment: In the section of the Prospectus entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please correct the typographical error that appears in the Fund’s investment objective by inserting a space between the word “seek” and the word “income.”

Response: The typographical error has been corrected.

19. Comment: In the section of the Prospectus entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please indicate whether the discussion pertaining to short sales is describing short sales as a principal investment strategy of the Fund.

With respect to short sales, please confirm if the costs of engaging in short sales are material to the Fund, and if so, there should be a separate line item in the Fund’s fee table disclosing the costs.

Response: Short sales are not considered to be a principal strategy of the Fund. Short sale expenses are not material to the Fund.

20. Comment: With respect to the disclosure pertaining to Loan Participations and Assignments (in the section of the Prospectus entitled “More About the Fund’s Principal and Non-Principal Strategies, Investments and Risks”) please include disclosure stating that it may take longer than 7 days for floating rate transactions to settle, which may translate into a risk for investors that they may not be paid in a timely manner, or that the Fund may be forced to incur losses to pay redemption proceeds on time.

Please also disclose how the Fund intends to address short-term liquidity needs which may arise as a result of the lengthy settlement period associated with floating rate loan transactions.

Please describe the fact that investments in floating rate loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Response: The risk discussion pertaining to the Fund’s investments in loans has been revised to incorporate the requested disclosures.

COMMENTS APPLICABLE TO PRUDENTIAL JENNISON GLOBAL INFRASTRUCTURE FUND:

21. Comment: In the “Annual Fund Operating Expenses” table in the Prospectus, please correct the typographical error that appears in the footnote underneath this table, so that the last portion of the footnote reads: “….without the approval of the Fund’s Board of Directors.”

Response: The typographical error has been corrected.

22. Comment: In the Prospectus, the footnote which appears immediately underneath the annual returns bar chart contains duplicative language with respect to sales charges. Please remove the duplicative language.

Response: The duplicative footnote language has been removed.

23. Comment: In the Prospectus, the average annual total returns chart includes a duplicate table row for Class C shares. Please correct.

Response: The duplicate table row has been removed.

24. Comment: In the Prospectus, the chart depicting index/benchmark returns should be revised so that the primary broad index appears first, followed by the secondary index.

Response: In response to this comment, the order in which each index appears in the Prospectus has been revised so that the primary broad index appears first.

25. Comment: In the Prospectus, please disclose the information about the secondary index as set out in Form N-1A, Item 4, Instruction 2(b).

Response: For each index which appears in the Prospectus, the included glossary provides a definition. Accordingly, we believe that the Prospectus already provides investors with information about each secondary index as required by Form N-1A.

26. Comment: In the Prospectus, please disclose the method(s) used by the Fund to determine when a country is an emerging market.

Response: Although the Fund may invest in emerging markets, the Fund does not invest a material portion of its assets in emerging markets securities. Accordingly, we believe that the Fund’s SAI is the appropriate document in which to provide this disclosure. We would note that the Fund’s SAI discloses that the Fund considers emerging markets to be those countries included as an emerging market in the MSCI All Country World Index.

27. Comment: In the section of the Prospectus entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please indicate whether the discussion pertaining to short sales is describing short sales as a principal investment strategy of the Fund.

With respect to short sales, please confirm if the costs of engaging in short sales are material to the Fund, and if so, there should be a separate line item in the Fund’s fee table disclosing the costs.

Response: Short sales are not a principal investment strategy of the Fund. The expenses of short sales are not material to the Fund.

28. Comment: In the section of the Prospectus entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” with respect to the discussion of Pay-In-Kind (PIK) securities, please confirm that the disclosure discusses the following risks:

1) The higher yields and interest rates on PIKs reflect the payment deferral and increased credit risks associated with such instruments, and that such instruments may represent a significantly higher credit risk vs. coupon loans.

2) PIKs may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

3) PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan to value ratio at a compounding rate.

4) PIKs create the risk that the incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the Fund for these fees.

Response: Although this Fund may invest in PIK securities, it does not currently invest in any PIK securities, and has no current intention to do so. Consequently, we do not believe that the disclosure is relevant for investors, and therefore we respectfully decline to include the requested disclosure. We would also note that this Fund does not pay an incentive fee.

29. Comment: In the section of the Prospectus entitled “How to Buy, Sell and Exchange Shares of the Fund,” please remove the reference to Class R shares in the bullets underneath the “Choosing a Share Class” table, since the Fund does not offer this share class.

Response: The reference to Class R shares has been removed.

COMMENTS APPLICABLE TO PRUDENTIAL QMA INTERNATIONAL EQUITY FUND:

30. Comment: In the Prospectus, emerging markets risk is disclosed as a principal risk, but the Prospectus does not disclose emerging markets as a principal investment strategy of the Fund. If emerging markets constitutes a principal investment strategy, please include appropriate disclosure in the Prospectus. Also, please disclose the method used to determine if a country is an emerging market.

Response: The discussion of the Fund’s principal investment strategies in the Prospectus has been revised to disclose that the Fund may invest in emerging markets.

Although the Fund may invest in emerging markets, the Fund does not invest a material portion of its assets in emerging markets securities. Accordingly, we believe that the Fund’s SAI is the appropriate document in which to provide this disclosure. We would note that the Fund’s SAI discloses that the Fund considers emerging markets to be any country that the World Bank, the International Finance Corporation, the United Nations or its authorities has determined to have a low or middle income economy.

31. Comment: The Prospectus states that the Fund may invest in MLPs. The comments pertaining to the Prudential Income Builder Fund and MLPs are applicable to this Fund as well.

Response: As of the Fund’s most recently completed fiscal year (October 31, 2016), the Prudential QMA International Equity Fund did not hold any MLP interests. The Registrant will keep the staff’s comments with respect to MLPs in mind for future filings for this Fund.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan S. Shain

Vice President & Corporate Counsel